NSAR Item 8/31/77E - BlackRock Municipal Income Quality Trust ("BYM")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BYM on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BYM as defendants.  The complaint alleged, among other things, that the parties named in the complaint breached fiduciary duties owed to BYM and its common shareholders and committed waste by redeeming BYM's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by BYM as a result of the prior redemptions and injunctive relief preventing BYM from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BlackRock Credit Allocation Income Trust IV (BTZ) from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On April 16, 2012, Plaintiffs filed a Consolidated Shareholder Derivative Complaint which did not name BYM as a nominal defendant.  Thus, BYM is no longer a nominal defendant in the derivative complaint.

856287-NYCSR06A - MSW